Exhibit 99.1

Tiziana Life Sciences to Present at the Bio International Convention

NEW YORK, June 13, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announces that its CEO, Ivor Elrifi, will be giving an oral presentation during the Bio International Convention in Boston, MA. Mr Elrifi’s presentation will cover the recent clinical findings of Tiziana’s lead drug candidate, intranasal foralumab. Foralumab is the first fully human anti-CD3 monoclonal antibody administered via the intranasal route. This novel, non-systemic approach is designed to engage regulatory T cells, promoting immune tolerance while minimizing systemic immune suppression. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases. Tiziana has an ongoing Phase 2 trial in non-active Secondary Progressive Multiple Sclerosis and is progressing towards opening a Phase 2 trial in early Alzheimer’s Disease.

Presentation Information:

Event: Bio International Convention 2025

Presenter: Ivor Elrifi, CEO of Tiziana Life Sciences

Presentation Title: Treatment of Neuroinflammation with Intranasal Foralumab

Presentation Date and Time: June 18, 2025, at 11:45 AM ET

Location : Boston Convention & Exhibition Center, Boston, MA

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1, 2

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com